Exhibit 99.1

August 7, 2013	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS  RELEASE

GREAT  PANTHER  SILVER  REPORTS
SECOND  QUARTER  2013  FINANCIAL  RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther”; the “Company”) today reported financial results for the Company’s three and six months ended June 30, 2013.  The full version of the Company’s financial statements and Management’s Discussion and Analysis can be viewed on the Company's website at www.greatpanther.com, or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

“Great Panther’s operations generated record metal production in the second quarter of 2013, but significantly lower metal prices and high unit costs severely impacted margins”, stated Robert Archer, President & CEO.  “The high unit costs were a function of sales for the quarter that reflected production from first quarter and April at lower grades and higher site costs.  Production for May and June showed improved grades and lower site costs, and we continue to work hard to further lower our costs and increase the profitability of our mines.

Non-essential capital expenditures have been cut or deferred and mine development is being prioritized on an ongoing basis.  We also made significant cuts to our general and administrative overheads through layoffs, salary deferrals for senior management, and significant reduction in our corporate communications and exploration budgets, limiting the latter to only our core operations.  We expect the impact of these changes to translate into lower general and administrative, and exploration expenditures in the second half of the year, and we are committed to seeking further ways to reduce our operating costs and other expenditures.”

Initiatives to improve grade control and reduce costs at the Company’s operations were implemented in response to the low grades yielded in the first quarter of 2013.  The sharp drop in precious metal prices early in the second quarter provided further impetus for these initiatives.  May and June production reflected the benefits of these efforts in the form of improved grades and lower unit production costs.  Unfortunately, most of this production remained in inventory (unsold) at the end of the quarter due to shipping lead times, and therefore was not reflected in the margins and reported cash costs per ounce for the second quarter.  It is expected that the third quarter results will reflect the benefit from the sale of the lower cost, higher grade production from the second quarter.

In the second quarter, the Company reduced the number of mining contractors at Guanajuato and renegotiated the contract arrangements to better align the remaining contractors with the objectives of reducing costs, and increasing efficiencies and productivity.  The Company has re-focussed most of its exploration resources on its existing operations and greater emphasis is being placed on grade control and improving planning and coordination within the operations teams.  The Company will continue to look for ways to further improve grades, reduce site costs and reduce overheads.

At Topia, the emphasis continues to be on increasing the silver grade and the Company is looking at ways to increase the number of working faces in some of the larger mines in order to maximize plant throughput, lower unit costs and increase operating cash flow.

SECOND QUARTER 2013 AND FIRST HALF 2013 FINANCIAL SUMMARY

Highlights (in CAD 000s except ounces, amounts per share and per ounce)	2013 Q2	2012 Q2	Change	6 Months Ended Jun 30, 2013	6 Months Ended Jun 30, 2012	Change
Revenue	$ 11,165	$ 14,439	-23%	$ 23,804	$ 28,064	-15%
Gross profit (loss) (Earnings from mining operations)	$ (3,842)	$ 3,771	-202%	$ (3,530)	$ 10,096	-135%
Net income (loss)	$ (5,124)	$ 354	-1,547%	$ (3,848)	$ 5,037	-176%
Adjusted EBITDA1	$ (3,323)	$ 3,691	-190%	$ (2,803)	$ 8,132	-134%
Earnings (loss) per share – basic	$ (0.04)	$ 0.00	0%	$ (0.03)	$ 0.04	-175%
Earnings (loss) per share – diluted	$ (0.04)	$ 0.00	0%	$ (0.03)	$ 0.04	-175%
Silver ounces produced	396,730	374,723	6%	766,354	734,249	4%
Silver equivalent ounces produced 2	680,212	555,721	22%	1,287,713	1,113,389	16%
Silver payable ounces	406,787	395,405	3%	746,661	712,046	5%
Total cash cost per silver ounce (USD)3	$ 18.14	$ 11.42	59%	$ 18.35	$ 10.37	77%
Average realized silver price (USD)4	$ 21.58	$ 28.06	-23%	$ 25.27	$ 29.01	-13%

SECOND QUARTER 2013 FINANCIAL DISCUSSION

For the three months ended June 30, 2013, the Company earned revenues of $11.2 million, compared to $14.4 million for the same period in 2012, a decrease of 23%.  The decrease was the result of a 23% decrease in average realized silver prices (US$21.58 compared to US$28.06) and a negative revaluation adjustment of approximately $1.3 million for lower silver prices on concentrate shipments prior to the second quarter which were still subject to final settlement.  These factors offset an 11% increase in metal sales which totalled 662,825 silver equivalent ounces for the quarter, compared to 598,135 silver equivalent ounces for the same period in 2012.

Revenue for the second quarter of 2013 decreased by $1.5 million, or 12% when compared to the prior quarter.  The decrease was the result of a 27% decrease in average realized silver prices (US$21.58 in the second quarter of 2013 compared to US$29.71 in the prior quarter) which offset a 31% increase in silver equivalent ounces sold when compared to 506,637 silver equivalent ounces sold in the first quarter of 2013.  The increase in silver equivalent ounces sold is mainly due to increased production as a result of higher silver and gold grades.

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1. “Adjusted EBITDA” is a non-IFRS measure.  Refer to the “Non-IFRS Measures” sections of this Press Release and of the Company’s MD&A.
2. Silver equivalent ounces in 2013 were established using prices of US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.  For consistency, these prices will be used for the balance of 2013.
3. “Cash cost per silver ounce” is a non-IFRS measure.  Refer to the “Non-IFRS Measures” sections of this Press Release and of the Company’s MD&A.
4. Average realized silver price is prior to treatment, refining and smelting charges.

For the three months ended June 30, 2013, the Company reported a gross loss of $3.8 million compared to a gross profit of $3.8 million for the same period in 2012.  The decrease in gross profit is attributable to lower average realized silver prices and higher unit production costs due primarily to lower metal grades.  In addition, higher amortization and depletion charges were recognized as a result of increased investment in mineral properties, plant and equipment in 2012.  For the three months ended June 30, 2013, the Company had a gross loss percentage of 34% compared to a gross profit percentage of 26% for the same period in 2012.

Compared to the first quarter of 2013, gross profit decreased by $4.1 million mainly as a result of lower realized metal prices.  Gross loss percentage was 34% in the second quarter of 2013 compared to a 3% gross profit percentage in the previous quarter.

Consolidated cash cost per silver ounce was US$18.14 for the three months ended June 30, 2013, a 59% increase compared to US$11.42 for the same period in 2012, and a 2% decrease compared to US$18.60 in the first quarter of 2013.  The increase in the consolidated cash cost per silver ounce over the second quarter of 2012 is mainly due to lower silver grades at both Guanajuato and Topia together with higher site costs at both mine sites.  The decrease in cash cost per ounce over the first quarter of 2013 is mainly due to an improvement in grades and an increase in gold by-product credits from a significant increase in gold production.

General and administrative expenses were $2.5 million for the three months ended June 30, 2013 compared to $2.1 million for the comparable quarter of 2012.  The increase was largely attributable to severance charges which offset general and administrative expense reductions.

Exploration and evaluation expenses of $1.0 million for the three months ended June 30, 2013 were 123% higher than the second quarter of 2012 and 49% higher than the first quarter of 2013.  The increase in both cases was due to the surface drill program at El Horcon undertaken in the second quarter of 2013.  Exploration and evaluation expenditures are expected to decrease in the third and fourth quarters as a result of the completion of the El Horcon drill program and the curtailment of exploration activities outside of the Company’s operating mines and its San Ignacio Project.

The Company recorded an income tax recovery of $2.1 million for the three months ended June 30, 2013 compared to an expense of $0.1 million for the same period in 2012.  The recovery is mainly attributable to pre-tax losses sustained in the Mexican operating entity during the period.  The Company has net operating tax losses in Canada and has not recognized the benefit of any of these losses in the financial statements of the Company.

Net loss for the three months ended June 30, 2013 was $5.1 million, compared to net income of $0.4 million for the same period in 2012.  The decrease in net income is primarily attributable to a decrease in gross profit of $7.6 million, and an increase exploration and evaluation expenses, partially offset by a decrease in foreign exchange loss.  The factors contributing to the net loss for the second quarter of 2013 were partially offset by a decrease in foreign exchange loss and the income tax recovery of $2.1 million recognized in the second quarter of 2013.

Adjusted EBITDA1 was negative $3.3 million for the three months ended June 30, 2013 compared to adjusted EBITDA of $3.7 million for the comparable period in 2012 and $0.5 million for the three months ended March 31, 2013.  The decrease in Adjusted EBITDA for the comparable periods is primarily attributable to the lower gross profit.  Higher exploration and evaluation expenditures also contributed to the decrease in Adjusted EBITDA.

At June 30, 2013, the Company had net working capital of $35.1 million and cash and cash equivalents of $21.3 million compared to net working capital of $44.5 million and cash and cash equivalents of $20.7 million at December 31, 2012.  Cash and cash equivalents increased by $0.6 million from the end of 2012 primarily due to cash provided by operating activities of $2.7 million and foreign currency gains on translation of cash balances of $0.6 million, which were mostly offset by cash used in investing activities of $2.7 million.

SECOND QUARTER 2013 OPERATIONAL SUMMARY

•	Metal production increased 12% from the first quarter of 2013 to a record 680,212 Ag eq oz and increased 22% from the second quarter of 2012;

•	Silver production of 396,730 ounces increased 7% from the first quarter of 2013, and increased 6% from the second quarter of 2012;

•	Gold production reached a record 3,994 ounces, an increase of 27% over the first quarter of 2013 and 70% over the second quarter of 2012;

•	Throughput of 67,569 tonnes increased 28% over the second quarter of 2012 and decreased by 3% over the first quarter of 2013;

•
Guanajuato silver grades of 159g/t were down 16% from the second quarter of 2012 while gold grades of 2.47g/t were up 34%, however both silver and gold grades showed improvements against the first quarter of 2013 reflecting grade control initiatives;

•	Topia silver grades of 376g/t were down 11% from the second quarter of 2012 but improved by 25% over the first quarter of 2013;

•
A Land Use permit for San Ignacio was received earlier than anticipated during the second quarter and the Company submitted a revised Environmental Impact Assessment which is expected to be approved by the end of the third quarter of 2013.

Further discussions of the Company’s operational and financial results are contained in the Company’s Management’s Discussion and Analysis for the three and six months ended June 30, 2013.

SECOND QUARTER 2013 OPERATIONAL AND BUSINESS UPDATE

Plans for the development of San Ignacio with the goal of commencing production in 2014 remain on track.  The Company received approval of the Land Use permit earlier than anticipated during the second quarter and submitted a revised Environmental Impact Assessment which is expected to be approved by the end of the third quarter.  A new mine plan is being compiled for San Ignacio incorporating the latest geological resource model based on the known veins, grade ranges and elevation for commencement of mining.

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1  “Adjusted EBITDA” is a non-IFRS measure.  Refer to the “Non-IFRS Measures” sections of this Press Release and of the Company’s MD&A.

An infill and extension drilling campaign is anticipated to begin in September at San Ignacio to better define the resource.  In addition, mine and earthwork contractors will be selected and the installation of the water supply for the mine will be completed by the end of the third quarter.

At the El Horcon Project, a surface drill program consisting of 24 drill holes for a total of 2,156 metres was completed during the second quarter.  The program was laid out along 650 metres of strike length on the Diamantillo vein and also tested various splays and nearby parallel structures and veins.  Assay results have been received and are being compiled and interpreted.  A wireframe and 3D model are being constructed such that the continuity of grade and vein widths can be determined.  An internal resource estimate and preliminary economic assessment will be prepared in the third quarter.

On May 14, 2013, the Company announced the appointment of Mr. Geoff Chater to its Board of Directors.  The Company also announced the addition of two senior personnel to the management team in Guanajuato, Mexico, Mr. Juan Manuel Flores, Vice President, Operations and Mr. Cesar Epifanio, Vice President, Safety, Health and Environment.

On May 30, 2013, the Company announced that Mr. Robert Archer, co-founder and CEO of the Company, resumed the role of President and CEO upon the resignation of Mr. Martin Carsky, President.

OUTLOOK

With first half production totaling 1,287,713 silver equivalent ounces, the Company is on track to meet its guidance of 2.4 to 2.5 million silver equivalent ounces for fiscal 2013.

As noted, the Company saw significant improvement in grades and lower operating costs in its May and June production, particularly at Guanajuato.  However, the benefit of this lower cost production was not reflected in the second quarter results and reported cash costs per ounce as most of this production remained unsold in inventory at the end of the quarter, due to shipping lead times.  The grades and unit cost metrics for May and June production are an encouraging sign that the Company’s grade control and cost reduction initiatives are starting to show positive results and should be reflected in future quarters.

A strong emphasis is being placed upon increasing production in order to maximize operating cash flow.  The Company still anticipates that the start-up of production from San Ignacio in 2014 will significantly augment this effort.

With the continuing focus on cost reductions, grade control, and productivity enhancements, we are optimistic that we can continue to improve unit costs of the operations.  We caution however, that both Guanajuato and Topia have complex geology which makes them prone to significant grade variability.

Given the impact of the lower grades seen in most of the first half of the year, we are revising our cash cost guidance to $15-16 USD per silver ounce for the year.

CONFERENCE CALL TO DISCUSS SECOND QUARTER 2013 FINANCIAL RESULTS

The Company will hold a live webcast and conference call to discuss the financial results on August 8, 2013, at 7:00 AM Pacific Daylight Time, 10:00 AM Eastern Daylight Time.  Hosting the call will be Mr. Robert Archer, President and Chief Executive Officer and Mr. Jim Zadra, Chief Financial Officer.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or dialing in just prior to the start time.

The webcast can be accessed by clicking on the following link: https://cc.readytalk.com/r/kmuk4pl8ycbo&eom.  Participants will be connected to the broadcast audio after joining the meeting.

As an alternative, participants may connect to the conference call by telephone:

U.S. & Canada Toll-Free	1 800 741 3792

Germany Toll-Free	08001890407

Switzerland Toll-Free	0800836320

UK Toll-Free	08004961093

International Toll	+1 212 231 2900

You may also access the conference call on a listen-only basis via webcast at our website www.greatpanther.com.

NON-IFRS MEASURES

The discussion of financial results in this press release includes reference to EBITDA, Adjusted EBITDA and Cash Cost per Silver Ounce which are non-IFRS measures.  The Company provides these measures as additional information regarding the Company's financial results and performance.  Please refer to the Company's MD&A for the three and six months ended June 30, 2013 for a definition and reconciliation of these measures to the Company’s financial statements.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, Topia and Guanajuato.  Great Panther is also in the process of developing its San Ignacio Project with a view to production in 2014, and has two exploration projects, El Horcon and Santa Rosa.  The Company is also pursuing additional mining opportunities within Latin America, with the goal of adding to its portfolio of mineral properties.

All shareholders have the ability to receive a hard copy of the Company's financial statements free of charge upon request.  Should you wish to receive Great Panther Silver's Financial Statements or the Annual Information Form in hard copy, please contact us at the Company toll free at 1-888-355-1766 or 604-608-1766, or e-mail info@greatpanther.com.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert A. Archer President & Chief Executive Officer 1-888-355-1766	Rhonda Bennetto Vice President Corporate Communications 1-888-355-1766

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements").  Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.  Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2012 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of Canadian dollars)

June 30, 2013 and December 31, 2012 (Unaudited)

	June 30,	December 31,
	2013	2012

Assets

Current assets:
Cash and cash equivalents	$21,329	$20,735
Short term investments	13	5,164
Trade and other receivables	11,884	18,099
Income taxes recoverable	219	130
Inventories	6,849	6,927
Prepaid expenses, deposits and advances	1,478	1,995
	41,772	53,050
Non-current assets:
Mineral properties, plant and equipment	59,315	55,451
Exploration and evaluation assets	7,894	7,270
Intangible assets	852	705
Deferred tax asset	284	253
	$110,117	$116,729

Liabilities and Shareholders’ equity

Current liabilities:
Trade and other payables	$6,391	$8,111
Current tax liability	241	400
	6,632	8,511
Non-current liabilities:
Reclamation and remediation provision	2,479	2,447
Deferred tax liability	4,218	5,746
	13,329	16,704

Shareholders’ equity:
Share capital	122,615	122,444
Reserves	8,026	7,586
Deficit	(33,853)	(30,005)
	96,788	100,025
	$110,117	$116,729

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME
(Expressed in thousands of Canadian dollars, except per share data)

For the three and six months ended June 30, 2013 and 2012 (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Revenue	$11,165	$14,439	$23,804	$28,064
Cost of sales
Production costs	11,392	8,346	20,925	14,181
Amortization and depletion	3,458	2,303	6,173	3,760
Share-based payments	157	19	236	27
	15,007	10,668	27,334	17,968

Gross profit	(3,842)	3,771	(3,530)	10,096

General and administrative expenses
Administrative expenses	2,238	1,917	4,209	4,768
Amortization and depletion	89	36	126	69
Share-based payments	168	183	194	313
	2,495	2,136	4,529	5,150

Exploration and evaluation expenses	953	427	1,595	1,019

Income (loss) before the undernoted	(7,290)	1,208	(9,654)	3,927

Finance and other income (expense)
Interest income	104	103	190	276
Finance costs	(14)	(9)	(22)	(19)
Foreign exchange gain (loss)	(135)	(772)	4,159	2,883
Other income (expense)	95	(58)	122	36
	50	(736)	4,449	3,176

Income (loss) before income taxes	(7,240)	472	(5,205)	7,103
Income tax
Current tax (expense)	(241)	-	(480)	-
Deferred tax recovery (expense)	2,357	(118)	1,837	(2,066)
	2,116	(118)	1,357	(2,066)
Net income (loss) for the period	$(5,124)	$354	$(3,848)	$5,037

Other comprehensive income (loss), net of tax
Foreign currency translation	(460)	58	144	194
Change in fair value of available-for-sale financial assets	(18)	(24)	(74)	(7)
	(478)	34	70	187
Total comprehensive income (loss) for the period	$(5,602)	$388	$(3,778)	$5,224

Earnings per share
Basic	$(0.04)	$0.00	$(0.03)	$0.04
Diluted	$(0.04)	$0.00	$(0.03)	$0.04

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian dollars)

For the three and six months ended June 30, 2013 and 2012 (Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012

Cash flows from operating activities:
Net income (loss) for the period	$(5,124)	$354	$(3,848)	$5,037

Items not involving cash:
Amortization and depletion	3,547	2,339	6,299	3,829
Unrealized foreign exchange (gain) / loss	123	862	(4,093)	(2,334)
Deferred income tax (recovery) expense	(2,357)	118	(1,837)	2,066
Accretion on reclamation and remediation provision	13	7	22	14
Share-based payments	325	202	430	340
Other non-cash items	(111)	(7)	(189)	(22)
	(3,584)	3,875	(3,216)	8,930

Interest received	194	111	249	262
Interest paid	-	-	-	(3)
Income taxes paid	(168)	(282)	(364)	(534)
Net cash from operating activities before changes in non-cash working capital	(3,558)	3,704	(3,331)	8,655

Changes in non-cash working capital:
Trade and other receivables	1,242	(8,563)	6,243	(4,079)
Income taxes recoverable	(82)	145	(89)	119
Inventories	1,168	1,244	848	(611)
Prepaid expenses, deposits and advances	150	(941)	517	(2,091)
Trade and other payables	491	716	(1,740)	736
Current tax liability	(189)	-	205	-
Net cash from operating activities	(778)	(3,695)	2,653	2,729

Cash flows from investing activities:
Purchase of intangible assets	(113)	(26)	(255)	(226)
Purchase of mineral properties, plant and equipment	(3,729)	(7,808)	(7,555)	(13,880)
Proceeds from disposal of mineral properties, plant and equipment	-	69	5	86
Proceeds from disposal of short term investments	5,085	-	5,085	-
Net cash used in investing activities	1,243	(7,765)	(2,720)	(14,020)

Cash flows from financing activities:
Repayment of capital lease obligations	-	(63)	-	(117)
Proceeds from exercise of options	100	-	110	322
Net cash from financing activities	100	(63)	110	205

Effect of foreign currency translation on cash	280	(124)	551	324

Increase (decrease) in cash and cash equivalents	845	(11,647)	594	(10,762)
Cash and cash equivalents, beginning of period	20,484	40,322	20,735	39,437
Cash and cash equivalents, end of period	$21,329	$28,675	$21,329	$28,675